Exhibit 99.1

Colliers

COLLIERS INTERNATIONAL GROUP INC.

Interim Consolidated Financial Statements

(unaudited)

Second Quarter | June 30, 2024

Accelerating success.

Colliers International Group Inc.

Consolidated Statements of Earnings (Loss)

(Unaudited)

(in thousands of US dollars, except per share amounts)

	Three months		Six months
	ended June 30		ended June 30
	2024	2023	2024	2023
Revenues (note 18)	$1,139,368	$1,078,038	$2,141,348	$2,043,941
Cost of revenues (exclusive of depreciation and
amortization shown below)	687,062	640,650	1,293,307	1,226,910
Selling, general and administrative expenses	302,934	297,382	602,894	578,921
Depreciation	15,460	13,464	30,882	26,113
Amortization of intangible assets	34,385	37,330	69,471	74,173
Acquisition-related items (note 6)	(15,221)	11,668	(13,281)	38,136
Loss on disposal of operations	-	2,282	-	2,282
Operating earnings	114,748	75,262	158,075	97,406

Interest expense, net	19,376	24,670	39,248	47,502
Equity earnings from non-consolidated investments	(796)	(532)	(1,232)	(3,686)
Other income	(136)	(354)	(351)	(520)
Earnings before income tax	96,304	51,478	120,410	54,110
Income tax expense (note 15)	24,377	16,477	34,347	20,016
Net earnings	71,927	35,001	86,063	34,094

Non-controlling interest share of earnings	11,224	13,816	20,145	24,757
Non-controlling interest redemption increment (note 12)	23,979	28,036	16,537	36,340

Net earnings (loss) attributable to Company	$36,724	$(6,851)	$49,381	$(27,003)

Net earnings (loss) per common share (note 13)
Basic	$0.73	$(0.15)	$1.00	$(0.61)
Diluted	$0.73	$(0.16)	$0.99	$(0.61)

The accompanying notes are an integral part of these interim consolidated financial statements.

Colliers International Group Inc.

Consolidated Statements of Comprehensive Earnings (Loss)

(Unaudited)

(in thousands of US dollars)

	Three months		Six months
	ended June 30		ended June 30
	2024	2023	2024	2023
Net earnings	$71,927	$35,001	$86,063	$34,094
Other comprehensive earnings (loss), net of tax:
Change in foreign currency translation	(294)	(2,831)	(7,723)	(2,834)
Reclassification of accumulated foreign currency translation
on disposal of operations	-	541	-	541
Unrealized gain on interest rate swaps	449	8,419	7,519	4,535
Unrealized gain on available for sale securities	14	-	14	-
Pension liability adjustments	-	-	-	(257)
Total other comprehensive gain (loss), net of tax	169	6,129	(190)	1,985
Comprehensive earnings	72,096	41,130	85,873	36,079
Less: Comprehensive earnings attributable to non-controlling interests	35,035	42,970	43,299	60,514
Comprehensive earnings (loss) attributable to Company	$37,061	$(1,840)	$42,574	$(24,435)

The accompanying notes are an integral part of these interim consolidated financial statements.

Colliers International Group Inc.

Consolidated Balance Sheets

(Unaudited)

(in thousands of US dollars)

	June 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$162,625	$181,134
Restricted cash	78,060	37,941
Accounts receivable, net of allowance of $28,919 (December 31, 2023 - $36,382)	585,671	643,375
Contract assets (note 18)	137,860	83,389
Mortgage warehouse receivables (note 16)	140,974	177,104
Income tax recoverable	26,939	48,104
Prepaid expenses and other current assets (note 16)	302,777	258,725
Warehouse fund assets (note 5)	49,285	44,492
	1,484,191	1,474,264
Other receivables	11,719	11,857
Contract assets (note 18)	20,306	19,691
Other assets	180,276	157,197
Warehouse fund assets (note 5)	286,171	47,536
Fixed assets	201,315	202,837
Operating lease right-of-use assets	380,699	390,565
Deferred tax assets, net	58,902	59,468
Intangible assets (note 7)	1,019,955	1,080,471
Goodwill	2,028,232	2,038,240
	4,187,575	4,007,862
	$5,671,766	$5,482,126
Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued expenses	$486,538	$535,769
Accrued compensation	480,440	569,166
Income tax payable	13,514	16,527
Contract liabilities (note 18)	51,332	45,293
Long-term debt - current (note 8)	9,618	1,796
Contingent acquisition consideration - current (note 16)	33,016	13,944
Mortgage warehouse credit facilities (note 9)	132,869	168,780
Operating lease liabilities	87,350	89,938
Liabilities related to warehouse fund assets (note 5)	146,636	-
	1,441,313	1,441,213
Long-term debt (note 8)	1,354,241	1,500,843
Contingent acquisition consideration (note 16)	9,616	30,768
Operating lease liabilities	371,618	375,454
Other liabilities	114,075	120,565
Deferred tax liabilities, net	37,635	43,191
Liabilities related to warehouse fund assets (note 5)	43,000	47,536
	1,930,185	2,118,357
Redeemable non-controlling interests (note 12)	1,105,008	1,072,066
Shareholders' equity
Common shares	1,436,285	1,127,034
Contributed surplus	125,442	123,394
Deficit	(291,027)	(332,866)
Accumulated other comprehensive loss	(76,378)	(69,571)
Total Company shareholders' equity	1,194,322	847,991
Non-controlling interests	938	2,499
Total shareholders' equity	1,195,260	850,490
	$5,671,766	$5,482,126
Commitments and contingencies and subsequent events (note 17 and note 20)

The accompanying notes are an integral part of these interim consolidated financial statements.

Colliers International Group Inc.

Consolidated Statements of Shareholders' Equity

(Unaudited)

(in thousands of US dollars, except share information)

Six months ended June 30, 2024
	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity
Balance, December 31, 2023	47,549,376	$1,127,034	$123,394	$(332,866)	$(69,571)	$2,499	$850,490
Net earnings	-	-	-	86,063	-	-	86,063
Unrealized gain on investments	-	-	-	-	14	-	14
Foreign currency translation loss	-	-	-	-	(7,723)	-	(7,723)
Unrealized gain on interest rate
swaps, net of tax	-	-	-	-	7,519	-	7,519
Other comprehensive earnings
attributable to NCI	-	-	-	-	(6,617)	51	(6,566)
NCI share of earnings	-	-	-	(20,145)	-	125	(20,020)
NCI redemption increment	-	-	-	(16,537)	-	-	(16,537)
Distributions to NCI	-	-	-	-	-	(14)	(14)
Subsidiaries’ equity transactions	-	-	(7,154)	-	-	(1,723)	(8,877)
Subordinate Voting Shares:
Stock option expense	-	-	14,134	-	-	-	14,134
Stock options exercised	248,000	22,327	(4,932)	-	-	-	17,395
Dividends	-	-	-	(7,542)	-	-	(7,542)
Issuance of Subordinate
Voting Shares (note 13)	2,479,500	286,924	-	-	-	-	286,924
Balance, June 30, 2024	50,276,876	$1,436,285	$125,442	$(291,027)	$(76,378)	$938	$1,195,260

Three months ended June 30, 2024
	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity
Balance, March 31, 2024	50,231,376	$1,432,085	$126,084	$(320,209)	$(76,715)	$2,857	$1,164,102
Net earnings	-	-	-	71,927	-	-	71,927
Unrealized gain on investments	-	-	-	-	14	-	14
Foreign currency translation loss	-	-	-	-	(294)	-	(294)
Unrealized gain on interest rate
swaps, net of tax	-	-	-	-	449	-	449
Other comprehensive earnings
attributable to NCI	-	-	-	-	168	1	169
NCI share of earnings	-	-	-	(11,224)	-	(183)	(11,407)
NCI redemption increment	-	-	-	(23,979)	-	-	(23,979)
Distributions to NCI	-	-	-	-	-	(14)	(14)
Subsidiaries’ equity transactions	-	-	(7,154)	-	-	(1,723)	(8,877)
Subordinate Voting Shares:
Stock option expense	-	-	7,446	-	-	-	7,446
Stock options exercised	45,500	4,200	(934)	-	-	-	3,266
Dividends	-	-	-	(7,542)	-	-	(7,542)
Balance, June 30, 2024	50,276,876	$1,436,285	$125,442	$(291,027)	$(76,378)	$938	$1,195,260

Colliers International Group Inc.

Consolidated Statements of Shareholders' Equity

(Unaudited)

(in thousands of US dollars, except share information)

Six months ended June 30, 2023
	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity
Balance, December 31, 2022	42,933,156	$845,680	$104,504	$(384,199)	$(76,288)	$3,677	$493,374
Net earnings	-	-	-	34,094	-	-	34,094
Pension liability adjustment,
net of tax	-	-	-	-	(257)	-	(257)
Foreign currency translation loss	-	-	-	-	(2,834)	-	(2,834)
Unrealized gain on interest rate
swaps, net of tax	-	-	-	-	4,535	-	4,535
Other comprehensive earnings
attributable to NCI	-	-	-	-	583	277	860
NCI share of earnings	-	-	-	(24,757)	-	1,666	(23,091)
NCI redemption increment	-	-	-	(36,340)	-	-	(36,340)
Distributions to NCI	-	-	-	-	-	(993)	(993)
Disposal of businesses, net	-	-	-	-	-	(32)	(32)
Reclass to net earnings on disposal
of operations	-	-	-	-	541	(1,210)	(669)
Subsidiaries’ equity transactions	-	-	1,481	-	-	-	1,481
Subordinate Voting Shares:
Convertible Notes redemption	4,015,720	227,101	-	-	-	-	227,101
Stock option expense	-	-	11,213	-	-	-	11,213
Stock options exercised	230,500	20,062	(4,491)	-	-	-	15,571
Dividends	-	-	-	(7,077)	-	-	(7,077)
Balance, June 30, 2023	47,179,376	$1,092,843	$112,707	$(418,279)	$(73,720)	$3,385	$716,936

Three months ended June 30, 2023
	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity
Balance, March 31, 2023	43,163,656	$865,742	$106,008	$(404,351)	$(78,731)	$4,603	$493,271
Net earnings	-	-	-	35,001	-	-	35,001
Foreign currency translation loss	-	-	-	-	(2,831)	-	(2,831)
Unrealized gain on interest rate
swaps, net of tax	-	-	-	-	8,419	-	8,419
Other comprehensive earnings
attributable to NCI	-	-	-	-	(1,118)	100	(1,018)
NCI share of earnings	-	-	-	(13,816)	-	739	(13,077)
NCI redemption increment	-	-	-	(28,036)	-	-	(28,036)
Distributions to NCI	-	-	-	-	-	(847)	(847)
Reclass to net earnings on disposal
of operations	-	-	-	-	541	(1,210)	(669)
Subsidiaries’ equity transactions	-	-	1,143	-	-	-	1,143
Subordinate Voting Shares:
Convertible Notes redemption	4,015,720	227,101	-	-	-	-	227,101
Stock option expense	-	-	5,556	-	-	-	5,556
Dividends	-	-	-	(7,077)	-	-	(7,077)
Balance, June 30, 2023	47,179,376	$1,092,843	$112,707	$(418,279)	$(73,720)	$3,385	$716,936

Colliers International Group Inc.

Consolidated Statements of Cash Flows

(Unaudited)

(in thousands of US dollars)

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023

Cash provided by (used in)
Operating activities
Net earnings	$71,927	$35,001	$86,063	$34,094

Items not affecting cash:
Depreciation and amortization	49,845	50,794	100,353	100,286
Loss on disposal of operations	-	2,282	-	2,282
Gains attributable to mortgage servicing rights	(3,712)	(6,052)	(5,027)	(9,087)
Gains attributable to the fair value of mortgage
premiums and origination fees	(3,424)	(4,009)	(5,623)	(8,026)
Deferred tax	(3,406)	(10,915)	(7,395)	(21,904)
Equity earnings from non-consolidated investments	(796)	(532)	(1,232)	(3,686)
Stock option expense (note 14)	7,446	5,556	14,134	11,213
Amortization of advisor loans	9,196	8,274	20,094	15,884
Contingent consideration (note 6)	(21,257)	8,037	(24,925)	32,249
Other	7,097	9,877	7,077	10,861
Increase in accounts receivable, prepaid expenses and other assets	(98,930)	(26,970)	(94,289)	(56,725)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	43,740	(2,654)	(2,902)	457
Increase (decrease) in accrued compensation	59,914	26,678	(87,018)	(153,630)
Contingent acquisition consideration paid	(300)	(2,719)	(3,038)	(2,991)
Proceeds received on sale of mortgage loans	161,159	504,824	460,560	604,072
Principal funded on originated mortgage loans	(268,931)	(456,216)	(417,457)	(640,724)
Increase (decrease) in mortgage warehouse credit facilities	111,466	(42,323)	(35,911)	45,722
Sales to AR Facility, net (note 10)	20,155	40	110	6,058
Net cash provided by (used in) operating activities	141,189	98,973	3,574	(33,595)

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(17,772)	(59,698)	(17,772)	(59,698)
Purchases of fixed assets	(12,480)	(22,179)	(29,353)	(41,062)
Advisor loans issued	(23,507)	(14,787)	(39,895)	(35,558)
Purchases of warehouse fund assets	(220,917)	(2,580)	(257,343)	(40,576)
Proceeds from disposal of warehouse fund assets	71,494	-	76,438	44,000
Collections of AR facility deferred purchase price (note 10)	34,930	28,539	68,848	59,311
Other investing activities	789	6,311	(18,238)	6,015
Net cash used in investing activities	(167,463)	(64,394)	(217,315)	(67,568)

Financing activities
Increase in long-term debt	314,021	222,698	640,696	579,782
Repayment of long-term debt	(207,493)	(175,450)	(639,220)	(360,114)
Issuance of subordinate voting shares (note 13)	-	-	286,924	-
Purchases of non-controlling interests' subsidiary shares, net	(7,083)	(3,789)	(9,737)	(16,333)
Contingent acquisition consideration paid	-	(547)	-	(1,082)
Proceeds received on exercise of stock options	3,267	-	17,396	15,571
Dividends paid to common shareholders	-	-	(7,132)	(6,440)
Distributions paid to non-controlling interests	(38,521)	(40,059)	(48,827)	(51,120)
Other financing activities	(303)	(803)	(303)	(852)
Net cash provided by financing activities	63,888	2,050	239,797	159,412

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,386)	(1,704)	(4,446)	287

Net change in cash, cash equivalents and restricted cash	35,228	34,925	21,610	58,536

Cash, cash equivalents and restricted cash, beginning of period	205,457	222,653	219,075	199,042
Cash, cash equivalents and restricted cash, end of period	$240,685	$257,578	$240,685	$257,578

The accompanying notes are an integral part of these interim consolidated financial statements.

Colliers International Group Inc.

Notes to Consolidated Financial Statements

(unaudited)

(in thousands of US dollars, except share and per share amounts)

1.	Description of the business

Colliers International Group Inc. (“Colliers” or the “Company”) provides commercial real estate professional services and investment management to corporate and institutional clients in 34 countries around the world (68 countries including affiliates and franchisees). Colliers’ primary service lines are Outsourcing & Advisory, Investment Management (“IM”), Leasing and Capital Markets. Operationally, Colliers is organized into four distinct segments: Americas; Europe, Middle East and Africa (“EMEA”); Asia and Australasia (“Asia Pacific”) and Investment Management.

2.	Summary of presentation

These unaudited Interim Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with disclosure requirements for the presentation of interim financial information. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements. These Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements, except as noted in Note 3. In the opinion of management, the Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at June 30, 2024 and the results of operations and its cash flows for the three and six months ended June 30, 2024 and 2023. All such adjustments are of a normal recurring nature. The results of operations for the six-month period ended June 30, 2024, are not necessarily indicative of the results to be expected for the year ending December 31, 2024.

3.	Impact of recently issued accounting standards

Recently adopted accounting guidance

Reference Rate Reform

The FASB has issued three ASUs related to reference rate reform. In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and in January 2021 the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope. With reference rates like the various tenors of the London Interbank Offered Rates (“LIBOR”) being discontinued between December 31, 2021 and June 30, 2023, a significant volume of contracts and other arrangements will be impacted by the transition required to alternative reference rates. The ASUs provides optional expedients and exceptions to reduce the costs and complexity of applying existing GAAP to contract modifications and hedge accounting if certain criteria are met. The standard is effective for a limited time for all entities through December 31, 2022. In December 2022, FASB issued ASU No. 2022-06 Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, with immediate effect, to defer the sunset date from December 31, 2022 to December 31, 2024, after which the entities will no longer be permitted to apply the relief in Topic 848. The Company has certain debt arrangements which may qualify for use of the practical expedients permitted under the guidance. The Company has evaluated and will continue to evaluate arrangements subject to rate reform and the options under the ASUs to facilitate an orderly transition to alternative reference rates and their potential impacts on its consolidated financial statements and disclosures.

Recently issued accounting guidance, not yet adopted

Improvements to Reportable Segment Disclosures

In November 2023, FASB issued ASU No. 2023-07 Improvements to Reportable Segment Disclosures. The amendments in this update improve financial reporting by requiring disclosure of incremental segment information on an interim and annual basis, primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted with retrospective application to all prior periods presented in the financial statements. The Company is currently assessing the impacts of this ASU on its disclosures for the year ended December 31, 2024.

Improvements to Income Tax Disclosures

In December 2023, FASB issued ASU No. 2023-09 Improvements to Income Tax Disclosures. The amendments in this update encourage transparency in income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disclosures. The amendments are effective for annual periods beginning after December 15, 2024 with early adoption permitted and should be applied on a prospective basis, however, retrospective application is permitted. The Company is currently assessing the impacts of this ASU on its disclosures.

4.	Acquisitions

During the six months ended June 30, 2024, the Company acquired a controlling interest in one business in the Americas, Lanard & Axilbund, LLC (“Philadelphia”), a commercial real estate services firm in the United States.

As of June 30, 2024, the Company has not completed its analysis to assign fair values to all identifiable tangible and intangible assets acquired in 2024 and, therefore, the purchase price allocation for the acquired business is preliminary and subject to change within the respective measurement period which will not extend beyond one year from the acquisition date. The acquisition date fair value of consideration transferred and the preliminary purchase price allocation are summarized as follows:

Current assets, excluding cash	$11,118
Non-current assets	4,446
Current liabilities	5,717
Long-term liabilities	584
$9,263

Cash consideration, net of cash acquired of $1,397	$17,772
Acquisition date fair value of contingent consideration	4,753
Total purchase consideration	$22,525

Acquired intangible assets (note 7)
Finite life	$6,631
Goodwill	$6,631

During the six months ended June 30, 2024, the Company made no significant adjustments to its purchase consideration for acquisitions completed in 2023.

The purchase price allocation of acquisitions result in the recognition of goodwill. The primary factors contributing to goodwill acquired in the six months ended June 30, 2024 are assembled workforces, synergies with existing operations and future growth prospects. Specifically, the synergies in the Company’s acquisitions primarily relate to diversifying the Company’s client base and service offerings, cross-sell opportunities, increasing market share, and geographic expansion. Future growth prospects in the acquired businesses are consistent with long-term growth trends in the commercial real estate services and asset management industries. For acquisitions completed during the six months ended June 30, 2024, goodwill in the amount of $6,631 is deductible for income tax purposes (December 31, 2023 - $22,168).

2023 acquisitions

During the six months ended June 30, 2023, the Company acquired controlling interests in three businesses operating in the Americas and Asia Pacific. The acquisition date fair value of consideration transferred consisted of $59,698 in cash (net of cash acquired of $7,274).

Contingent acquisition consideration

The Company typically structures its business acquisitions to include contingent consideration. Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to five-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at June 30, 2024, was $42,632 (December 31, 2023 - $44,712). See note 16 for discussion on the fair value of contingent consideration. Contingent consideration where the seller is required to remain employed to be entitled to payment is considered to have a compensatory element and is revalued at each reporting period and recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as at June 30, 2024, was $68,561 (December 31, 2023 - $90,480). The estimated range of outcomes (undiscounted) for all contingent consideration arrangements, including those with an element of compensation is determined based on the likelihood of achieving specified earnings levels over the contingency period, and ranges from $332,122 to a maximum of $411,392. These contingencies will expire during the period extending to March 2029.

5.	Warehouse fund assets

During the six months ended June 30, 2024, the Company acquired two land assets in the US and infrastructure debt and equity securities in relation to seeding new funds. In addition, the Company divested itself of two assets which were held at December 31, 2023. There were no significant earnings recognized in the three or six months ended June 30, 2024 related to warehouse fund assets.

As is customary for closed-end funds, the Company typically holds an equity interest of between 1% and 2% in these funds. There was no significant impact on net earnings related to warehouse fund assets in the three and six months ended June 30, 2024, or 2023.

The following table summarizes the warehouse fund assets:

	June 30,	December 31,
	2024	2023
Warehouse fund assets
Warehouse fund assets	$49,285	$44,492
Warehouse fund assets - non-current	$286,171	$47,536
Total warehouse fund assets	$335,456	$92,028
Liabilities related to warehouse fund assets
Liabilities related to warehouse fund assets	$146,636	$-
Liabilities related to warehouse fund assets - non-current	$43,000	$47,536
Total liabilities related to warehouse fund assets	$189,636	$47,536
Net warehouse fund assets	$145,820	$44,492

6.	Acquisition-related items

	Three months ended		Six months ended
	June 30		June 30
	2024	2023	2024	2023
Transaction costs	$6,037	$3,631	$11,645	$5,887
Contingent consideration fair value adjustments (note 16)	(2,810)	473	(6,063)	2,684
Contingent consideration compensation expense (note 4)	(18,448)	7,564	(18,863)	29,565
	$(15,221)	$11,668	$(13,281)	$38,136

7.	Intangible assets

The following table summarizes the gross value, accumulated amortization and net carrying value of the Company’s indefinite life and finite life intangible assets:

	Gross
	carrying	Accumulated
June 30, 2024	amount	amortization	Net
Indefinite life intangible assets:
Licenses	$29,200	$-	$29,200
Trademarks and trade names	23,282	-	23,282
	$52,482	$-	$52,482
Finite life intangible assets:
Customer lists and relationships	$706,459	$244,700	$461,759
Investment management contracts	589,975	208,608	381,367
Mortgage servicing rights ("MSRs")	196,448	92,882	103,566
Trademarks and trade names	27,519	9,116	18,403
Management contracts and other	12,282	9,904	2,378
	$1,532,683	$565,210	$967,473
	$1,585,165	$565,210	$1,019,955

	Gross
	carrying	Accumulated
December 31, 2023	amount	amortization	Net
Indefinite life intangible assets:
Licenses	$29,200	$-	$29,200
Trademarks and trade names	23,408	-	23,408
	$52,608	$-	$52,608
Finite life intangible assets:
Customer lists and relationships	$707,355	$218,435	$488,920
Investment management contracts	591,826	181,653	410,173
Mortgage servicing rights ("MSRs")	188,489	84,058	104,431
Trademarks and trade names	27,563	7,486	20,077
Management contracts and other	13,893	10,547	3,346
Backlog	6,349	5,433	916
	$1,535,475	$507,612	$1,027,863
	$1,588,083	$507,612	$1,080,471

The MSR assets are evaluated quarterly for impairment by stratifying the servicing portfolio according to predominant risk characteristics, primarily investor type and interest rate. An impairment is recorded if the carrying value of an individual stratum exceeds its estimated fair value. There was no impairment recorded for the six-month period ended June 30, 2024, or 2023.

The following table summarizes activity related to the Company’s mortgage servicing rights for the year ended June 30, 2024:

2024
Balance, January 1	$104,431
Additions, following the sale of loan	7,958
Amortization	(7,652)
Prepayments and write-offs	(1,171)
Balance, June 30	$103,566

The following is the estimated future expense for amortization of the finite life intangible assets for each of the next five years and thereafter:

For the year ended December 31,	MSRs	Other Intangibles	Total
2024 (remaining six months)	$6,596	$53,235	$59,831
2025	11,936	103,773	115,709
2026	11,256	101,937	113,193
2027	10,475	93,835	104,310
2028	9,742	87,898	97,640
Thereafter	53,561	423,229	476,790
	$103,566	$863,907	$967,473

8.	Long-term debt

On April 28, 2023, the Company increased the multi-currency, sustainability-linked senior unsecured revolving credit facility (the “Revolving Credit Facility”) by $250,000 from $1,500,000 to $1,750,000 as per the terms of the agreement. The Revolving Credit Facility has a 5-year term ending May 27, 2027, and bears interest at an applicable margin of 1.125% to 2.5% over floating reference rates, depending on financial leverage ratios. The applicable margin may be adjusted, annually, plus or minus 0.05% subject to achieving certain sustainability metrics. For the three-month period ended June 30, 2024, the weighted average interest rate on borrowings under the Revolving Credit Facility was 6.9% (2023 – 6.5%). The Revolving Credit Facility had $891,175 of available undrawn credit as at June 30, 2024 ($759,358 as at December 31, 2023). As at June 30, 2024, letters of credit in the amount of $17,504 were outstanding against the Revolving Credit Facility ($13,532 as at December 31, 2023). The Revolving Credit Facility requires a commitment fee of 0.11% to 0.35% of the unused portion, depending on financial leverage ratios.

The Company has outstanding senior unsecured notes with a carrying value of $507,450. A summary of the unsecured senior notes is provided in the table below:

		Maturity		Interest
	Term	Date	Carrying Value	Rate
Senior Notes due 2028 - €210,000	10-year	May 30, 2028	$224,442	2.23%
Senior Notes due 2031 - €125,000	10-year	October 7, 2031	133,589	1.52%
Senior Notes due 2031 - $150,000	10-year	October 7, 2031	149,419	3.02%
			$507,450

The Senior Notes due 2028 and the Senior Notes due 2031 are each held by a group of institutional investors.

The Revolving Credit Facility, Senior Notes due 2028, and Senior Notes due 2031 rank equally in terms of seniority and have similar financial covenants, including leverage and interest coverage. The Company was in compliance with all covenants as of June 30, 2024. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

9.	Mortgage warehouse credit facilities

The following table summarizes the Company’s mortgage warehouse credit facilities:

		June 30, 2024		December 31, 2023
	Current	Maximum	Carrying	Maximum	Carrying
	Maturity	Capacity	Value	Capacity	Value
Facility A - SOFR plus 1.40%	October 17, 2024	$275,000	$132,869	$275,000	$168,780
Facility B - SOFR plus 1.45%	On demand	125,000	-	125,000	-
		$400,000	$132,869	$400,000	$168,780

Colliers Mortgage LLC (“Colliers Mortgage”) has warehouse credit facilities which are used exclusively for the purpose of funding warehouse mortgages receivable. The mortgage warehouse credit facilities are recourse only to Colliers Mortgage, are revolving and are secured by warehouse mortgages financed on the facilities.

10.	AR Facility

In 2019, the Company entered into a structured accounts receivable facility (the “AR Facility”). Under the AR Facility, certain of the Company's subsidiaries continuously sell trade accounts receivable and contract assets (the “Receivables”) to wholly owned special purpose entities at fair market value. The special purpose entities in turn sell the Receivables to a third-party financial institution (the “Purchaser”).

On June 26, 2024, the Company renewed its AR Facility with two third-party financial institutions, with a term extending to December 29, 2025 and a capacity of $200,000. As of June 30, 2024, the Company’s draw under the AR Facility was $199,973.

All transactions under the AR Facility are accounted for as a true sale in accordance with ASC 860, Transfers and Servicing (“ASC 860”). Following the sale of the Receivables to the Purchaser, the Receivables are legally isolated from the Company and its wholly owned special purpose entities. The AR Facility is recorded as a sale of accounts receivable, and accordingly sold receivables are derecognized from the consolidated balance sheet. The Company continues to service, administer and collect the Receivables on behalf of the Purchaser, and recognizes a servicing liability in accordance with ASC 860. The Company has elected the amortization method for subsequent measurement of the servicing liability, which is assessed for changes in the obligation at each reporting date. As of June 30, 2024, the servicing liability was nil.

Under the AR Facility, the Company receives a cash payment and a deferred purchase price (“Deferred Purchase Price” or “DPP”) for sold Receivables. The DPP is paid to the Company in cash on behalf of the Purchaser as the Receivables are collected; however, due to the revolving nature of the AR Facility, cash collected from the Company's customers is reinvested by the Purchaser monthly in new Receivable purchases under the AR Facility. As at June 30, 2024, the DPP was $114,905 (December 31, 2023 - $107,743) and was included in Prepaid expenses and other current assets on the Consolidated Balance Sheets. For the six months ending June 30, 2024, Receivables sold under the AR Facility were $828,572 and cash collections from customers on Receivables sold were $825,701, all of which were reinvested in new Receivables purchases and are included in cash flows from operating activities in the consolidated statement of cash flows. As of June 30, 2024, the outstanding principal on trade accounts receivable, net of expected credit losses, sold under the AR Facility was $222,049; and the outstanding principal on contract assets, current and non-current, sold under the AR Facility was $122,072. See note 16 for fair value information on the DPP.

For the six months ended June 30, 2024, the Company recognized a loss related to Receivables sold of $71 (2023 - $108 gain) that was recorded in other income in the consolidated statement of earnings. Based on the Company’s collection history, the fair value of the Receivables sold subsequent to the initial sale approximates carrying value.

The non-cash investing activities associated with the DPP for the six months ended June 30, 2024, were $76,874.

11.	Variable interest entities

The Company holds variable interests in certain Variable Interest Entities (“VIE”) in its Investment Management segment which are not consolidated as it was determined that the Company is not the primary beneficiary. The Company’s involvement with these entities is in the form of advisory fee arrangements and equity co-investments (typically 1%-2%). Equity co-investments are included in Other non-current assets on the consolidated balance sheets.

The following table provides the maximum exposure to loss related to these non-consolidated VIEs:

	June 30,	December 31,
	2024	2023
Non-consolidated investments	$31,824	$29,631
Co-investment commitments	62,307	42,395
Maximum exposure to loss	$94,131	$72,026

12.	Redeemable non-controlling interests

The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2024
Balance, January 1	$1,072,066
RNCI share of earnings	20,020
RNCI redemption increment	16,537
Distributions paid to RNCI	(51,598)
Purchase of interests from RNCI	(2,446)
Sale of interests to RNCI	1,552
RNCI recognized on warehouse fund assets (note 5)	48,877
Balance, June 30	$1,105,008

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the RNCI at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of June 30, 2024, was $937,390 (December 31, 2023 - $943,235). The redemption amount is lower than that recorded on the balance sheet as the formula price of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at June 30, 2024, approximately 8,470,000 such shares would be issued.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

13.	Net earnings per common share

The stock options were anti-dilutive for the three and six-month period ended June 30, 2023 and dilutive for the three and six-month period ended June 30, 2024.

For the three and six-month period ended June 30, 2023, diluted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Company’s 4.0% Convertible Senior Subordinated Notes due 2025 (the “Convertible Notes”) which were fully converted or redeemed by June 1, 2023. The “if-converted” method is used if the impact of the assumed conversion is dilutive. When dilutive, the interest charges (net of income tax) recorded in relation to the Convertible Notes prior to conversion or redemption is adjusted from the numerator and the additional shares issuable on conversion of the Convertible Notes for the portion of the period while they were outstanding are added to the denominator of the earnings per share calculation. The “if-converted” method was dilutive for the three month period ended June 30, 2023 and anti-dilutive for the six-month period ended June 30, 2023.

The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Six months ended
	June 30		June 30
(in thousands)	2024	2023	2024	2023
Net earnings (loss) attributable to Company	$36,724	$(6,851)	$49,381	$(27,003)
After-tax interest on Convertible Notes	-	(476)	-	-
Adjusted numerator considering the If-Converted Method	$36,724	$(7,327)	$49,381	$(27,003)

Weighted average common shares - Basic	50,239	45,069	49,374	44,064
Exercise of stock options	240	-	297	-
Conversion of Convertible Notes	-	293	-	-
Weighted average common shares - Diluted	50,479	45,362	49,671	44,064

On April 4, 2023, the Company issued a notice of redemption to all holders of the Convertible Notes. During the period leading up to the redemption date of June 1, 2023, $230,000 of Convertible Notes were converted or redeemed resulting in the issuance of 4,015,720 Subordinate Voting Shares.

On February 28, 2024, the Company issued 2,479,500 Subordinate Voting Shares for gross proceeds of $300,019. The total proceeds, net of commissions and fees, were recorded in common shares. The net proceeds were used to repay balances outstanding on the Revolving Credit Facility.

14.	Stock-based compensation

The Company has a stock option plan for certain officers, key full-time employees and directors of the Company and its subsidiaries. Options are granted at the market price for the underlying shares on the day immediately prior to the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at June 30, 2024, there were 1,597,300 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.

Stock option activity for the six months ended June 30, 2024 was as follows:

			Weighted average
		Weighted	remaining	Aggregate
	Number of	average	contractual life	intrinsic
	options	exercise price	(years)	value
Shares issuable under options -
December 31, 2023	3,242,250	$101.73
Granted	5,000	112.94
Exercised	(248,000)	70.14
Shares issuable under options -
June 30, 2024	2,999,250	$104.36	2.9	$38,958
Options exercisable - June 30, 2024	1,155,477	$99.72	2.0	$21,467

The amount of compensation expense recorded in the statement of earnings for the three and six months ended June 30, 2024 was $7,446 and $14,134 (2023 - $5,556 and $11,213). As of June 30, 2024, there was $38,106 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the six-month period ended June 30, 2024, the fair value of options vested was $759 (2023 - $3,067).

15.	Income tax

Income tax expense for the six months ended June 30, 2024, reflected an effective tax rate of 28.5% (2023 - 37.0%) relative to the combined statutory rate of approximately 26.5% (2023 - 26.5%). The current period’s tax rate was reduced by the recovery of contingent acquisition consideration associated with an investment in a UK flowthrough entity, on which no tax expense was recognizable. The tax rates of both the current period and prior period were impacted by valuation allowances on losses incurred by certain subsidiaries and permanent non-deductible expenses.

16.	Financial instruments

Fair values of financial instruments

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2024:

	Level 1	Level 2	Level 3
Assets
Cash equivalents	$3,839	$-	$-
Equity securities	8,685	12	-
Debt securities	-	45,560	-
Mortgage derivative assets	-	-	6,915
Mortgage warehouse receivables	-	140,974	-
Interest rate swap assets	-	13,035	-
Deferred Purchase Price on AR Facility	-	-	114,905
Total assets	$12,524	$199,581	$121,820

Liabilities
Mortgage derivative liabilities	$-	$-	$4,641
Contingent consideration liabilities	-	-	42,632
Total liabilities	$-	$-	$47,273

Equity securities, debt securities, mortgage derivative assets, interest rate swap assets and the deferred purchase price on the AR Facility were included in prepaid expenses and other current assets on the consolidated balance sheets. Other than the assets and liabilities acquired in relation to business combinations (see note 4), there were no significant non-recurring fair value measurements recorded during the six months ended June 30, 2024.

Cash equivalents

Cash equivalents include highly liquid investments with original maturities of less than three months. Actively traded cash equivalents where a quoted price is readily available are classified as Level 1 in the fair value hierarchy.

Debt and equity securities

The Company records debt and equity securities at fair value on the consolidated balance sheets. These financial instruments are valued based on observable market data that may include quoted market prices, dealer quotes, market spreads, cash flows, the US Treasury yield curve, trading levels, market consensus prepayment speeds, credit information and the instruments’ terms and conditions and are classified as Level 2 of the fair value hierarchy.

Certain investments in equity securities where quoted prices are readily available are classified as Level 1 in the fair value hierarchy. The Company increases or decreases its investment each reporting period by the change in the fair value of the investment reported in net earnings on the consolidated statements of earnings.

Mortgage-related derivatives

Interest rate lock commitments and forward sale commitments are derivative instruments which use a discounted cash flow model and consider observable market data in determining their fair values, particularly changes in interest rates. In the case of interest rate lock commitments, the fair value measurement also considers the expected net cash flows associated with the servicing of the loans. The Company also considers the impact of unobservable inputs related to counterparty non-performance risk when measuring the fair value of these derivatives. Therefore, these mortgage-related derivatives are categorized as Level 3. The mortgage-related derivative assets and liabilities are included in Prepaid expenses and other current assets and Accounts payable and accrued expenses, respectively, on the consolidated balance sheets.

Given the credit quality of the Company’s counterparties, the short duration of interest rate lock commitments and forward sale commitments and the Company’s historical experience, management does not believe the risk of non-performance is significant. An increase in counterparty non-performance risk assumptions would result in a lower fair value measurement.

Changes in the fair value of the net mortgage derivative assets and liabilities comprise the following:

2024
Balance, January 1	$3,677
Settlements	(10,065)
Realized gains recorded in earnings	6,388
Unrealized gains recorded in earnings	2,274
Balance, June 30	$2,274

Mortgage warehouse receivables

Mortgage warehouse receivables represent mortgage loans originated by the Company with commitments to sell to third party investors. Principal funded on mortgage loans plus gains attributable to the fair value of mortgage premiums and origination fees increase mortgage warehouse receivables and proceeds received from the sale of mortgage loans to third party investors reduce mortgage warehouse receivables. As at June 30, 2024, all warehouse facility liabilities are supported by mortgage warehouse receivables which are under commitment to be purchased by a qualifying investor. These assets are classified as Level 2 in the fair value hierarchy as a substantial majority of the inputs are readily observable.

AR Facility deferred purchase price (“DPP”)

The Company recorded a DPP under its AR Facility. The DPP represents the difference between the fair value of the Receivables sold and the cash purchase price and is recognized at fair value as part of the sale transaction. The DPP is remeasured each reporting period in order to account for activity during the period, including the seller’s interest in any newly transferred Receivables, collections on previously transferred Receivables attributable to the DPP and changes in estimates for credit losses. Changes in the DPP attributed to changes in estimates for credit losses are expected to be immaterial, as the underlying Receivables are short-term and of high credit quality. The DPP is valued using Level 3 inputs, primarily discounted cash flows, with the significant inputs being discount rates ranging from 5.0% to 7.0% depending upon the aging of the Receivables. See note 10 for information on the AR Facility.

Changes in the fair value of the DPP comprises the following:

2024
Balance, January 1	$107,743
Additions to DPP	76,874
Collections on DPP	(68,848)
Fair value adjustment	(71)
Foreign exchange and other	(793)
Balance, June 30	$114,905

Interest rate swaps

The Company has entered into interest rate swap agreements (“IRS”) to convert floating interest on US dollar denominated debt to fixed interest rates. The interest rate swaps are measured at fair value and are included in Other assets on the consolidated balance sheets. The table below summarizes the details of the interest rate swaps in place as at June 30, 2024.

	Effective	Maturity	Notional Amount	Interest rates
	Date	Date	of US dollar debt	Floating	Fixed
2022 IRS A	July 15, 2022	May 27, 2027	$150,000	SOFR	2.8020%
2022 IRS B	December 21, 2022	May 27, 2027	$250,000	SOFR	3.5920%
2023 IRS A	April 28, 2023	May 27, 2027	$100,000	SOFR	3.7250%
2023 IRS B	December 5, 2023	May 27, 2027	$100,000	SOFR	4.0000%

2022 IRS A, 2022 IRS B, 2023 IRS A and 2023 IRS B (collectively the “Designated IRSs”) are being accounted for as cash flow hedges and are measured at fair value on the consolidated balance sheets. Gains or losses on the Designated IRSs, which are determined to be effective as hedges, are reported in accumulated other comprehensive income (“AOCI”). As at June 30, 2024, unrealized gains of $13,035 (December 31, 2023 - $2,805) on the Designated IRSs were included in AOCI.

Contingent acquisition consideration

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 3.5% to 10.3%, with a weighted average of 6.6%). The wide range of discount rates is attributable to the level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $1,000. See note 4 for discussion on contingent acquisition consideration.

Changes in the fair value of the contingent consideration liability comprises the following:

2024
Balance, January 1	$44,712
Amounts recognized on acquisitions	4,753
Fair value adjustments (note 6)	(6,063)
Other	(770)
Balance, June 30	$42,632

Less: current portion	$33,016
Non-current portion	$9,616

The carrying amounts for cash, restricted cash, accounts receivable, accounts payable, advisor loans, other receivables and accrued liabilities approximate their estimated fair values due to the short-term nature of these instruments, unless otherwise indicated. The carrying value of the Company’s Revolving Credit Facility and other short-term borrowings approximate their estimated fair value due to their short-term nature and variable interest rate terms.

The carrying amount and the estimated fair value of Senior Notes is presented in the table below. Interest rate yield curves, interest rate indices and market prices (Level 2 inputs within the fair value hierarchy) are used in determining the fair value of the Senior Notes.

	June 30, 2024		December 31, 2023
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Senior Notes	$507,450	$434,603	$518,982	$458,377

17.	Commitments and Contingencies

Claims and Litigation

In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts accrued, will not have a material impact on the Company’s financial condition or the results of operations.

Contingencies associated with US government sponsored enterprises

Colliers Mortgage is a lender in the Fannie Mae DUS Program. Commitments for the origination and subsequent sale and delivery of loans to Fannie Mae represent those mortgage loan transactions where the borrower has locked an interest rate and scheduled closing and the Company has entered into a mandatory delivery commitment to sell the loan to Fannie Mae. As discussed in note 16, the Company accounts for these commitments as derivatives recorded at fair value.

Colliers Mortgage is obligated to share in losses, if any, related to mortgages originated under the DUS Program. These obligations expose the Company to credit risk on mortgage loans for which the Company is providing underwriting, servicing, or other services under the DUS Program. Net losses on defaulted loans are shared with Fannie Mae based upon established loss-sharing ratios, and typically, the Company is subject to sharing up to one-third of incurred losses on loans originated under the DUS Program. As of June 30, 2024, the Company has funded and sold loans subject to such loss sharing obligations with an aggregate unpaid principal balance of approximately $5,303,000. As at June 30, 2024, the loss reserve was $13,169 (December 31, 2023 - $12,837) and was included within Other liabilities on the consolidated balance sheets.

Pursuant to its licenses with Fannie Mae, Ginnie Mae and the Department of Housing and Urban Development, Colliers Mortgage is required to maintain certain standards for capital adequacy which include minimum net worth and liquidity requirements. If it is determined at any time that Colliers Mortgage fails to maintain appropriate capital adequacy, the licensor reserves the right to terminate the Company’s servicing authority for all or some of the portfolio. As at June 30, 2024, Colliers Mortgage was in compliance with all such requirements.

18.	Revenue

Disaggregated revenue

Colliers has disaggregated its revenue from contracts with customers by type of service and operating segment as presented in the following table.

OPERATING SEGMENT REVENUES
			Asia
	Americas	EMEA	Pacific	IM	Corporate	Consolidated

Three months ended June 30,
2024
Leasing	$223,260	$34,231	$31,427	$-	$-	$288,918
Capital Markets	127,529	23,151	32,116	-	-	182,796
E&D and Project management	174,689	58,523	32,767	-	-	265,979
Property management	83,053	22,021	29,222	-	-	134,296
Valuation and advisory	48,181	38,295	22,366	-	-	108,842
IM - Advisory and other	-	-	-	126,051	-	126,051
IM - Incentive Fees	-	-	-	-	-	-
Other	25,967	2,429	3,986	-	104	32,486
Total Revenue	$682,679	$178,650	$151,884	$126,051	$104	$1,139,368
2023
Leasing	$194,246	$30,333	$32,105	$-	$-	$256,684
Capital Markets	125,390	23,436	34,090	-	-	182,916
E&D and Project management	165,652	63,406	29,211	-	-	258,269
Property management	78,505	20,954	28,602	-	-	128,061
Valuation and advisory	44,135	34,451	27,106	-	-	105,692
IM - Advisory and other	-	-	-	118,860	-	118,860
IM - Incentive Fees	-	-	-	-	-	-
Other	23,404	1,238	2,801	-	113	27,556
Total Revenue	$631,332	$173,818	$153,915	$118,860	$113	$1,078,038

Six months ended June 30,
2024
Leasing	$419,407	$58,377	$54,371	$-	$-	$532,155
Capital Markets	226,674	39,231	55,624	-	-	321,529
E&D and Project management	338,796	108,382	58,847	-	-	506,025
Property management	165,380	43,248	58,379	-	-	267,007
Valuation and advisory	91,705	70,534	45,119	-	-	207,358
IM - Advisory and other	-	-	-	245,572	-	245,572
IM - Incentive Fees	-	-	-	3,000	-	3,000
Other	47,128	5,446	5,901	-	227	58,702
Total Revenue	$1,289,090	$325,218	$278,241	$248,572	$227	$2,141,348

2023
Leasing	$382,666	$55,969	$56,436	$-	$-	$495,071
Capital Markets	238,182	41,749	54,825	-	-	334,756
E&D and Project management	306,270	112,986	53,655	-	-	472,911
Property management	157,873	39,720	56,789	-	-	254,382
Valuation and advisory	85,483	63,875	46,556	-	-	195,914
IM - Advisory and other	-	-	-	239,606	-	239,606
IM - Incentive Fees	-	-	-	-	-	-
Other	42,409	2,890	5,747	-	255	51,301
Total Revenue	$1,212,883	$317,189	$274,008	$239,606	$255	$2,043,941

Revenue associated with the Company’s debt finance and loan servicing operations are outside the scope of ASC 606, Revenue from Contracts with Customers (“ASC 606”). During the three and six months ended June 30, 2024 - $8,648 and $13,097 of Capital Markets revenue (2023 - $11,696 and $21,489) and $12,414 and $23,814 of Other Revenue (2023 - $10,870 and $21,729) respectively, was excluded from the scope of ASC 606. Substantially all of these revenues were included within the Americas segment.

Contract balances

As at June 30, 2024, the Company had contract assets totaling $158,166 of which $137,860 was current ($103,080 as at December 31, 2023 - of which $83,389 was current). During the six months ended June 30, 2024, approximately 68% of the current contract assets were moved to accounts receivable or sold under the AR Facility (see note 10).

As at June 30, 2024, the Company had contract liabilities (all current) totaling $51,332 ($45,293 as at December 31, 2023). $3,520 and $41,710 of the contract liability balance at the beginning of the year was recognized to revenue in the three and six months ended June 30, 2024, respectively (2023 - $1,220 and $18,572)

Certain constrained revenues may arise from services that began in a prior reporting period. Consequently, a portion of the revenues the Company recognizes in the current period may be partially related to the services performed in prior periods. Typically, less than 5% of Leasing and Capital Markets revenue recognized in a period had previously been constrained and substantially all investment management incentive fees recognized in the period were previously constrained.

19.	Segmented information

Operating segments

Colliers has identified four reportable operating segments. Three segments are grouped geographically into Americas, Asia Pacific and EMEA. The IM segment operates in the Americas and EMEA. The groupings are based on the manner in which the segments are managed. Management assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Corporate includes the costs of global administrative functions and the corporate head office.

OPERATING SEGMENTS

			Asia
	Americas	EMEA	Pacific	IM	Corporate	Consolidated

Three months ended June 30
2024
Revenues	$682,679	$178,650	$151,884	$126,051	$104	$1,139,368
Depreciation and amortization	21,181	7,017	2,963	18,023	661	49,845
Operating earnings (loss)	53,001	(661)	21,567	55,032	(14,191)	114,748

2023
Revenues	$631,332	$173,818	$153,915	$118,860	$113	$1,078,038
Depreciation and amortization	21,293	8,269	2,771	17,813	648	50,794
Operating earnings (loss)	46,450	(5,053)	19,554	26,407	(12,096)	75,262

			Asia
	Americas	EMEA	Pacific	IM	Corporate	Consolidated

Six months ended June 30
2024
Revenues	$1,289,090	$325,218	$278,241	$248,572	$227	$2,141,348
Depreciation and amortization	42,738	14,247	5,991	36,061	1,316	100,353
Operating earnings (loss)	82,038	(21,122)	33,107	93,912	(29,860)	158,075

2023
Revenues	$1,212,883	$317,189	$274,008	$239,606	$255	$2,043,941
Depreciation and amortization	39,762	17,776	5,781	35,689	1,278	100,286
Operating earnings (loss)	79,321	(30,087)	24,593	41,211	(17,632)	97,406

Geographic information

Revenues in each geographic region are reported by customer locations except for IM where revenues are reported by the location of the fund management.

GEOGRAPHIC INFORMATION

	Three months ended		Six months ended
	June 30		June 30
	2024	2023	2024	2023
United States
Revenues	$633,544	$589,427	$1,214,050	$1,157,642
Total long-lived assets			2,262,149	2,328,498

Canada
Revenues	$124,738	$111,626	$226,278	$207,542
Total long-lived assets			108,599	78,730

Euro currency countries
Revenues	$98,036	$98,033	$179,947	$184,428
Total long-lived assets			360,535	370,821

Australia
Revenues	$71,145	$75,062	$122,762	$127,662
Total long-lived assets			109,139	114,890

United Kingdom
Revenues	$70,699	$61,821	$133,389	$116,332
Total long-lived assets			511,120	527,512

China
Revenues	$19,895	$18,867	$39,262	$39,107
Total long-lived assets			6,649	9,113

Other
Revenues	$121,311	$123,202	$225,660	$211,228
Total long-lived assets			272,010	285,641

Consolidated
Revenues	$1,139,368	$1,078,038	$2,141,348	$2,043,941
Total long-lived assets			3,630,201	3,715,205

20.	Subsequent event

Acquisitions

On July 29, 2024, the Company completed the acquisition of an 89.2% equity interest in Englobe Corporation, a Canadian multi-discipline engineering, environmental and inspection services firm, for a cash purchase price of $474,700. The acquisition will be accounted for using the acquisition method for business combinations.

COLLIERS INTERNATIONAL GROUP INC.

Management's Discussion & Analysis

Second Quarter | June 30, 2024

Accelerating success.

COLLIERS INTERNATIONAL GROUP INC.

Management’s discussion and analysis

For the six months ended June 30, 2024

(in US dollars)

August 7, 2024

The following management’s discussion and analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes of Colliers International Group Inc. (“we,” “us,” “our,” the “Company” or “Colliers”) for the three and six months ended June 30, 2024 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2023. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and six months ended June 30, 2024 and up to and including August 7, 2024.

Additional information about the Company can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

This MD&A includes references to “internal revenue growth rate”, “Adjusted EBITDA”, “local currency revenue and Adjusted EBITDA growth rate”, “Adjusted EPS”, “free cash flow” and “assets under management (“AUM”)”, which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures”.

Consolidated review

Our consolidated revenues for the three months ended June 30, 2024 were $1.14 billion, an increase of 6% versus the prior year (6% in local currency). The increase was attributable to growth across all service lines and segments, led by Leasing. GAAP diluted net earnings per share were $0.73 as compared to a loss of $0.16 in the prior year quarter. Adjusted earnings per share (see “Reconciliation of non-GAAP financial measures” below) were $1.36 relative to $1.31 in the prior year quarter. The increase was attributable to (i) higher operating earnings; (ii) lower interest expense attributable to debt paydown with proceeds from the $300 million bought deal public offering of 2,479,500 subordinate voting shares in February 2024 (the “Offering”) and (iii) lower income tax rate partly offset by (i) higher depreciation expense and (ii) the dilutive impact of the Offering. GAAP diluted net earnings per share and adjusted earnings per share for the three months ended June 30, 2024 would have been higher by approximately $0.01 and $0.01, respectively, excluding foreign exchange impacts.

In April 2024, the Company acquired its affiliate in Philadelphia, a commercial real estate services firm with 130 professionals in the US mid-Atlantic region providing landlord agency, tenant representation, investment sales brokerage and property management services.

Subsequent to quarter end, in July 2024, the Company acquired 89.2% equity interest in Englobe Corporation (“Englobe”), a Canadian multi-discipline engineering, environmental and inspection services firm for a cash purchase price of $474.7 million. Headquartered in Quebec, Englobe’s 2,800 professionals provide civil, buildings, geotechnical, and environmental engineering, material testing and related consulting services to public and private sector clients primarily in the transportation, water, buildings, and power end markets. Englobe will be rebranded as Colliers in 2025.

Consolidated revenues by line of service

	Three months ended		Change	Change	Six months ended		Change	Change
(in thousands of US$)	June 30		in US$	in LC	June 30		in US$	in LC
(LC = local currency)	2024	2023	%	%	2024	2023	%	%

Outsourcing & Advisory	$541,603	519,578	4%	5%	$1,039,092	974,508	7%	7%
Investment Management (1)	126,051	118,860	6%	6%	248,572	239,606	4%	4%
Leasing	288,918	256,684	13%	13%	532,155	495,071	7%	8%
Capital Markets	182,796	182,916	0%	1%	321,529	334,756	-4%	-3%
Total revenues	$1,139,368	1,078,038	6%	6%	$2,141,348	2,043,941	5%	5%

(1) Investment Management local currency revenues, excluding pass-through carried interest, were up 6% and 3% for the three and six-month periods ended June 30, 2024, respectively.

Results of operations – three months ended June 30, 2024

For the three months ended June 30, 2024, revenues were $1.14 billion, up 6% relative to the prior year quarter (6% in local currency) on growth across all service lines, led by Leasing. Internally generated revenues were up 5% while acquisitions contributed 1% to local currency revenue growth.

The GAAP operating earnings for the second quarter were $114.7 million versus $75.3 million in the prior year quarter. The operating earnings margin was 10.1% as compared to 7.0% in the prior year quarter, primarily attributable to (i) higher revenues across all service lines, especially Leasing; (ii) favourable service mix; (iii) the favourable impact of recent acquisitions; and (iv) downward contingent acquisition consideration fair value adjustments related to recent acquisitions. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) of $155.6 million was up 6% versus $147.1 million reported in the prior year quarter primarily attributable to the first three factors noted above. The Adjusted EBITDA margin was 13.7% in the quarter, up 10 basis points compared to the prior year quarter.

Depreciation expense was $15.5 million relative to $13.5 million in the prior year quarter with the increase attributable to increased investments in software and the impact of recent business acquisitions.

Amortization expense was $34.4 million, versus $37.3 million recorded in the prior year quarter.

Net interest expense was $19.4 million, versus $24.7 million recorded in the prior year quarter with the proceeds from the Offering used to pay down floating rate debt in our $1.75 billion multi-currency Revolving Credit Facility (“Revolving Credit Facility”). The average interest rate on debt during the period was 4.7%, relative to 4.6% in the prior year quarter.

Consolidated income tax expense for the quarter was $24.4 million, relative to $16.5 million in the prior year quarter. The current quarter’s effective tax rate of 25.3% versus 32.0% in the prior year quarter. The current quarter’s tax rate was reduced by the recovery of contingent acquisition consideration associated with an investment in a UK flowthrough entity, on which no tax expense was recognizable.

Net earnings for the quarter were $71.9 million versus a $35.0 million in the prior year quarter.

Revenues in the Americas region totalled $682.7 million, up 8% (8% in local currency) versus $631.3 million in the prior year quarter, primarily attributable to higher Leasing activity as well as robust broad-based growth in Outsourcing & Advisory. Capital Markets revenues were up 2%. Adjusted EBITDA was $75.7 million, up 9% (9% in local currency) relative to the prior year quarter on higher revenues. The GAAP operating earnings were $53.0 million, relative to $46.5 million in the prior year quarter.

Revenues in the EMEA region totalled $178.7 million, up 3% (3% in local currency) compared to $173.8 million in the prior year quarter, attributable to higher Leasing activity and modest growth in Outsourcing & Advisory revenues, while Capital Markets revenues were essentially flat. Adjusted EBITDA was $6.8 million, up 7% (6% in local currency) compared to $6.3 million in the prior year quarter on a lower cost base. The GAAP operating loss was $0.7 million compared to a loss of $5.1 million in the prior year quarter.

Revenues in the Asia Pacific region totalled $151.9 million, down 1% (up 1% in local currency), compared to $153.9 million in the prior year quarter. Foreign exchange headwinds impacted revenues by 2%. Adjusted EBITDA was $24.6 million, up 7% (9% in local currency) primarily on lower operating costs. The GAAP operating earnings were $21.6 million, versus $19.6 million in the prior year quarter.

Investment Management revenues were $126.1 million relative to $118.9 million in the prior year quarter, up 6% (6% in local currency) on incremental revenues from new investor capital commitments. No passthrough revenues from historical carried interest were recognized in the current and prior year quarters. Adjusted EBITDA was $50.5 million, up 1% (1% in local currency) compared to the prior year quarter on higher revenues, partly offset by increased investments in new products, strategies and fundraising capabilities. The GAAP operating earnings were $55.0 million in the quarter versus $26.4 million in the prior year quarter. AUM was $96.4 billion as of June 30, 2024 compared to $96.3 billion as of March 31, 2024.

Unallocated global corporate costs as reported in Adjusted EBITDA were $1.9 million in the second quarter, flat relative to the prior year quarter. The corporate GAAP operating loss for the quarter was $14.2 million, versus $12.1 million in the second quarter of 2023.

Results of operations – six months ended June 30, 2024

For the six months ended June 30, 2024, revenues were $2.14 billion, up 5% compared to the prior year period (5% in local currency). Internally generated revenues were up 4% on robust growth in Leasing and Outsourcing & Advisory, partly offset by a market-driven slowdown in Capital Markets activity. Acquisitions contributed 1% to local currency revenue growth versus the prior year period.

Operating earnings for the six months ended June 30, 2024 were $158.1 million relative to $97.4 million in the prior year period. The operating earnings margin was 7.4% versus 4.8% in the prior year period. The increase in margin was attributable to (i) operating leverage from higher revenues; (ii) the favourable impact of recent acquisitions; and (iii) downward contingent acquisition consideration fair value adjustments related to recent acquisitions. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) was $264.3 million, up 5% versus $251.7 million in the prior year period. The Adjusted EBITDA margin was 12.3%, flat compared to the prior year period.

Depreciation expense was $30.9 million relative to $26.1 million in the prior year period, with the increase attributable to the impact of recent business acquisitions and increased investments in office leaseholds.

Amortization expense was $69.5 million relative to $74.2 million in the prior year period, with the increase attributable mainly to intangible assets recognized in connection with recent business acquisitions.

Net interest expense was $39.2 million compared to $47.5 million in the prior year period with the decrease attributable to lower floating rate debt in our Revolving Credit Facility as a result of paydown from the proceeds from the Offering. The average interest rate on our debt during the period was 4.8%, versus 4.4% in the prior year period.

Consolidated income tax expense for the six months ended June 30, 2024 was $34.3 million, relative to $20.0 million in the prior year period. The effective tax rate was 28.5% compared to 37.0% in the prior year period. The current period’s tax rate was reduced by the recovery of contingent acquisition consideration associated with an investment in a UK flowthrough entity, on which no tax expense was recognizable.

Net earnings for the six months ended June 30, 2024 were $86.1 million compared to $34.1 million in the prior year period.

Revenues in the Americas region totalled $1.29 billion for the six months ended June 30, 2024 compared to $1.21 billion in the prior year period, up 6% (6% in local currency). The increase was attributable to higher Leasing and Outsourcing & Advisory revenues as well as the favourable impact of recent acquisitions, partly offset by lower Capital Markets activity. Adjusted EBITDA was $130.6 million, up 6% (6% in local currency) from $123.5 million in the prior year period, on higher revenues as well as lower operating costs. The GAAP operating earnings were $82.0 million, versus $79.3 million in the prior year period.

EMEA region revenues were $325.2 million for the six months ended June 30, 2024 compared to $317.2 million in the prior year period, up 3% (1% in local currency). The increase was attributable to solid growth in Leasing and Outsourcing & Advisory. Capital Markets revenues were impacted by ongoing interest rate uncertainty. Foreign exchange tailwinds favourably impacted revenues by 2%. Adjusted EBITDA was a loss of $5.2 million, down 5% (8% in local currency) versus a loss of $4.9 million in the prior year period on lower higher-margin Capital Markets revenues. The GAAP operating loss was $21.1 million as compared to a loss of $30.1 million in the prior year period.

Asia Pacific region generated revenues of $278.2 million for the six months ended June 30, 2024, which were up 2% (up 4% in local currency) compared to $274.0 million in the prior year period. Revenue growth was driven by recent acquisitions and improved Capital Markets activity in several markets in Asia, especially Japan. Foreign exchange headwinds impacted revenues by 2%. Adjusted EBITDA was $39.1 million, up 26% (30% in local currency) versus $31.1 million in the prior year period, primarily on changes in service mix and a lower cost base. GAAP operating earnings were $33.1 million, versus $24.6 million in the prior year period.

Investment Management revenues were $248.6 million compared to $239.6 million in the prior year period, up 4% (4% in local currency). Pass-through revenue from historical carried interest was $3.0 million in the current year period, relative to nil in the prior year period. Excluding the impact of pass-through revenue, revenues were up 2% (2% in local currency) and were positively impacted by new investor capital commitments. Adjusted EBITDA was $103.3 million, down 2% (2% in local currency), relative to $104.9 million in the prior year period. GAAP operating earnings were $93.9 million, versus $41.2 million in the prior year period.

Unallocated global corporate costs as reported in Adjusted EBITDA were $3.5 million in the six months ended June 30, 2024, relative to $2.8 million in the prior year period. The corporate GAAP operating loss was $29.9 million, relative to $17.6 million in the prior year period.

Summary of quarterly results

The following table sets forth our quarterly consolidated results of operations data. The information in the table below has been derived from unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Summary of quarterly results - years ended December 31, 2024, 2023 and 2022
(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4

Year ended December 31, 2024
Revenues	$1,001,980	$1,139,368
Operating earnings	43,327	114,748
Net earnings	14,136	71,927
Basic net earnings per common share	0.26	0.73
Diluted net earnings per common share	0.26	0.73

Year ended December 31, 2023
Revenues	$965,903	$1,078,038	$1,056,032	$1,235,168
Operating earnings	22,144	75,262	70,899	132,630
Net earnings (loss)	(907)	35,001	29,376	81,221
Basic net earnings (loss) per common share	(0.47)	(0.15)	0.53	1.42
Diluted net earnings (loss) per common share	(0.47)	(0.16)	0.53	1.42

Year ended December 31, 2022
Revenues	$1,000,912	$1,127,846	$1,108,324	$1,222,405
Operating earnings	40,834	103,850	84,030	103,782
Net earnings	21,317	66,731	44,524	61,972
Basic net earnings (loss) per common share	(0.42)	0.70	0.28	0.52
Diluted net earnings (loss) per common share	(0.42)	0.67	0.27	0.51

Other data [1]
Adjusted EBITDA - 2024	$108,695	$155,626
Adjusted EBITDA - 2023	104,623	147,080	$144,912	$198,378
Adjusted EBITDA - 2022	121,461	161,313	145,065	202,686
Adjusted EPS - 2024	0.77	1.36
Adjusted EPS - 2023	0.86	1.31	1.19	2.00
Adjusted EPS - 2022	1.44	1.84	1.41	2.31
[1] See "Reconciliation of non-GAAP financial measures"

Seasonality and quarterly fluctuations

The Company historically generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on Capital Markets transactions. Revenues and earnings during the balance of the year are relatively even. Capital Markets operations comprised 16% of consolidated annual revenues for 2023. Variations can be caused by business acquisitions which alter the consolidated service mix.

Outlook for 2024

The Company’s outlook for 2024 is unchanged, except to reflect the partial year impact of the acquisition of Englobe:

		2024 Outlook
Measure	Actual 2023	Prior	Englobe	Revised (with Englobe)
Revenue growth	-3%	+5% to +10%	+3%	+8% to +13%
Adjusted EBITDA growth	-6%	+5% to +15%	+3%	+8% to +18%
Adjusted EPS growth	-23%	+10% to +20%	+1%	+11% to +21%

The financial outlook is based on the Company’s best available information as of the date of this MD&A, and remains subject to change based on numerous macroeconomic, geopolitical, health, social and related factors. Continued interest rate volatility and/or lack of credit availability for commercial real estate transactions could materially impact the outlook.

Liquidity and capital resources

Net cash provided by operating activities for the six months ended June 30, 2024 was $3.6 million, versus usage of $33.6 million in the prior year period. The increase in cash from operations was driven primarily by lower working capital usage attributable to timing. We believe that cash from operations and other existing resources, including our Revolving Credit Facility, will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the six months ended June 30, 2024, capital expenditures were $29.4 million (June 30, 2023 - $41.1 million). Capital expenditures for the year ending December 31, 2024 are expected to be between $75-$80 million (December 31, 2023 - $84.5 million) and expected to be funded by cash on hand.

Net indebtedness is considered a supplementary financial measure and as of June 30, 2024 was $1.20 billion ($1.32 billion as of December 31, 2023, $1.50 billion as of June 30, 2023). Net indebtedness is calculated as the current and non-current portion of long-term debt (excluding warehouse credit facilities, in accordance with our debt agreements) less cash and cash equivalents. As of June 30, 2024, the Company’s financial leverage ratio expressed in terms of net debt to pro forma Adjusted EBITDA, as defined in our debt agreements, was 2.0x (2.2x as of December 31, 2023, 2.4x as of June 30, 2023), relative to a maximum of 3.5x permitted under our debt agreements. We were in compliance with the covenants contained in our debt agreements as of June 30, 2024 and, based on our outlook for 2024, we expect to remain in compliance with these covenants.

The Company’s Revolving Credit Facility matures in May 2027. The Revolving Credit Facility is sustainability-linked and includes pricing adjustments tied to achievements of performance targets over time aligned with Colliers’ Elevate the Built Environment framework available on corporate.colliers.com. These targets include: (i) reducing greenhouse gas emissions consistent with the Science-Based Targets initiative (“SBTi”); (ii) increasing female representation in management roles and (iii) ensuring Colliers-occupied offices obtain the WELL Health-Safety certification. As of July 2024, the Company met a majority of its sustainability targets for 2023 and achieved a three-basis point reduction in the borrowing cost on the Revolving Credit Facility.

Proceeds from the Offering in February 2024 were used to pay down outstanding balances under the Revolving Credit Facility. As of June 30, 2024, the Company had $891.2 million of unused credit under the Revolving Credit Facility.

Colliers Mortgage utilizes warehouse credit facilities for the purpose of funding warehouse receivables. Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase. The warehouse credit facilities are excluded from the financial leverage calculations under our debt agreements.

The Company’s accounts receivable facility (the “AR Facility”) (which includes selected US and Canadian trade accounts receivable) with two third-party financial institutions has committed availability of $200 million. On June 26, 2024, the Company renewed its AR Facility for a term extending to December 29, 2025 (previously: October 24, 2024). The AR Facility is recorded as a sale of accounts receivable, and accordingly sold receivables are derecognized from the consolidated balance sheet. The AR Facility results in a decrease to our borrowing costs. As of June 30, 2024, the Company’s AR Facility was fully drawn.

During 2023, the Company acquired warehouse fund assets located in Europe and the US, some of which were transferred to the respective funds during the year. During the six months ended June 30, 2024, the Company acquired two land assets in the US and infrastructure debt and equity securities in relation to seeding new funds while also divesting two investments from 2023 with a de minimis gain. The Company recorded the corresponding assets and liabilities on the consolidated balance sheet (see note 5 in our interim consolidated financial statements). We expect to enter into similar transactions from time to time in the future to facilitate the formation of new Investment Management funds.

The Company pays semi-annual dividends in cash after the end of the second and fourth quarters to shareholders of record on the last business day of the quarter. The Company’s policy is to pay dividends on its common shares in the future, subject to the discretion of our Board of Directors. On May 14, 2024, the Company’s Board of Directors declared a semi-annual dividend of $0.15 per share to shareholders of record on June 28, 2024, paid on July 12, 2024. Total common share dividends paid by the Company during the six months ended June 30, 2024 were $7.1 million.

During the six months ended June 30, 2024, the Company invested cash in acquisitions as follows: $17.8 million in acquisition of new businesses, $11.3 million in purchases of redeemable non-controlling interest and $3.0 million in contingent consideration payments. All acquisitions during the year were funded from borrowings on the Revolving Credit Facility and cash on hand (See note 4 in our consolidated financial statements). The acquisition of Englobe was funded with borrowings on the Revolving Credit Facility and cash on hand.

As at June 30, 2024, in relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $411.4 million (December 31, 2023 - $404.5 million). Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at June 30, 2024 was $42.6 million (December 31, 2023 - $44.7 million). Contingent consideration with a compensatory element is revalued at each reporting period and recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the consolidated balance sheet for the compensatory element of contingent consideration arrangements as at June 30, 2024 was $68.6 million (December 31, 2023 - $90.5 million). The contingent consideration is based on achieving specified earnings levels and is paid or payable after the end of the relevant contingency periods, which extend to March 2029. We estimate that approximately 81% (December 31, 2023 – 86%) of the contingent consideration outstanding as of June 30, 2024 will ultimately be paid.

The following table summarizes our contractual obligations as at June 30, 2024:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$1,356,811	$7,724	$189	$1,065,890	$283,008
Mortgage warehouse credit facilities	132,869	132,869	-	-	-
Liabilities related to warehouse	189,636	146,636	43,000	-	-
fund assets
Interest on long-term debt (1)	67,977	12,151	23,199	17,734	14,893
Finance lease obligations	7,048	1,894	3,204	1,950	-
Contingent acquisition consideration(2)	42,632	33,016	4,635	4,861	120
Operating leases obligations	686,795	110,498	177,606	134,890	263,801
Purchase commitments	73,461	37,014	25,724	3,232	7,491
Co-investment Commitments	62,307	62,307	-	-	-
Total contractual obligations	$2,619,536	$544,109	$277,557	$1,228,557	$569,313
(1)	Figures do not include interest payments for borrowings under the Revolving Credit Facility. Assuming the Revolving Credit Facility is held until maturity, using current interest rate, we estimate that we will make $173.3 million of interest payments, $59.6 million of which will be made in the next 12 months.
(2)	Estimated fair value as at June 30, 2024.

As at June 30, 2024, we had commercial commitments totaling $17.5 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interest

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the redeemable non-controlling interests (“RNCI”) at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 25% to 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be.

The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was $937.4 million as of June 30, 2024 (December 31, 2023 - $943.2 million). The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at June 30, 2024, the RNCI recorded on the balance sheet was $1.11 billion (December 31, 2023 - $1.07 billion). The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares of Colliers.

Critical accounting estimates

Critical accounting estimates are those that we deem to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified six critical accounting estimates, which are discussed below.

1.	Revenue recognition. We earn revenues from Leasing and Capital Markets brokerage transaction commissions, advisory fees, debt finance fees, property management fees, project management fees, engineering and design fees, loan servicing fees and investment management fees (including carried interest). Some of the contractual terms related to the process of earning revenue from these sources, including potentially contingent events, can be complex and may require us to make judgments about the timing of when we should recognize revenue and whether revenue should be reported on a gross basis or net basis. Changes in judgments could result in a change in the period in which revenues are reported, or in the amounts of revenue and cost of revenue reported.

2.	Goodwill. Goodwill impairment testing involves assessing whether events have occurred that would indicate potential impairment and making estimates concerning the fair values of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. We have four reporting units, consistent with our four operating segments. Goodwill is attributed to the reporting units at the time of acquisition. Estimates of fair value can be impacted by changes in the business environment, prolonged economic downturns or declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination. When events have occurred that would suggest a potential decrease in fair value, the determination of fair value is calculated with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

3.	Business combinations. The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and management judgment, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships or forecasted committed capital and assets under management related to asset management contracts, different amounts of intangible assets and related amortization could be reported.

4.	Contingent acquisition consideration. Contingent consideration is required to be measured at fair value at the acquisition date and at each balance sheet date until the contingency expires or is settled. The fair value at the acquisition date is a component of the purchase price; subsequent changes in fair value are reflected in earnings. Most acquisitions made by us have a contingent consideration feature, which is usually based on the acquired entity’s profitability (measured in terms of Adjusted EBITDA) during a one to five year period after the acquisition date. Significant estimates are required to measure the fair value of contingent consideration, including forecasting profits for the contingency period and the selection of an appropriate discount rate.

5.	Mortgage servicing rights (“MSRs”). MSRs, or the rights to service mortgage loans for others, result from the sale or securitization of loans originated by the Company and are recognized as intangible assets on the consolidated balance sheet. The Company initially recognizes MSRs based on the fair value of these rights on the date the loans are sold. Subsequent to initial recognition, MSRs are amortized and carried at the lower of amortized cost or fair value. They are amortized in proportion to and over the estimated period that net servicing income is expected to be received based on projections and timing of estimated future net cash flows.

6.	Allowance for credit loss reserves. Colliers Mortgage is obligated to share in losses, if any, related to mortgages originated under the Fannie Mae Delegated Underwriting and Servicing (“DUS”) Program. These obligations expose the Company to credit risk on mortgage loans for which the Company is providing underwriting, servicing, or other services under the DUS Program. Net losses on defaulted loans are shared with Fannie Mae based upon established loss-sharing ratios, and typically, the Company is subject to sharing up to one-third of incurred losses on loans originated under the DUS Program. As of June 30, 2024, the Company has funded and sold loans subject to such loss sharing obligations with an aggregate unpaid principal balance of approximately $5.3 billion. As at June 30, 2024, the loss reserve was $13.2 million (December 31, 2023 - $12.8 million) and was included within Other liabilities on the consolidated balance sheet.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to certain financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other income; (iii) interest expense; (iv) loss on disposal of operations; (v) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring costs and (ix) stock-based compensation expense. We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Six months ended
	June 30		June 30
(in thousands of US$)	2024	2023	2024	2023

Net earnings	$71,927	$35,001	$86,063	$34,094
Income tax	24,377	16,477	34,347	20,016
Other income, including equity earnings from non-consolidated investments	(932)	(886)	(1,583)	(4,206)
Interest expense, net	19,376	24,670	39,248	47,502
Operating earnings	114,748	75,262	158,075	97,406
Loss on disposal of operations	-	2,282	-	2,282
Depreciation and amortization	49,845	50,794	100,353	100,286
Gains attributable to MSRs	(3,712)	(6,052)	(5,027)	(9,087)
Equity earnings from non-consolidated investments	796	532	1,232	3,686
Acquisition-related items	(15,221)	11,668	(13,281)	38,136
Restructuring costs	1,722	7,038	8,833	7,781
Stock-based compensation expense	7,446	5,556	14,134	11,213
Adjusted EBITDA	$155,624	$147,080	$264,319	$251,703

Adjusted EPS is defined as diluted net earnings per share adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) loss on disposal of operations; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iv) gains attributable to MSRs; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Similar to GAAP diluted EPS, Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were fully converted or redeemed by June 1, 2023. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is dilutive for the Adjusted EPS calculation for all periods where the Convertible Notes were outstanding.

	Three months ended		Six months ended
	June 30		June 30
(in thousands of US$)	2024	2023	2024	2023

Net earnings	$71,927	$35,001	$86,063	$34,094
Non-controlling interest share of earnings	(11,224)	(13,816)	(20,145)	(24,757)
Interest on Convertible Notes	-	561	-	2,861
Loss on disposal of operations	-	2,282	-	2,282
Amortization of intangible assets	34,385	37,330	69,471	74,173
Gains attributable to MSRs	(3,712)	(6,052)	(5,027)	(9,087)
Acquisition-related items	(15,221)	11,668	(13,281)	38,136
Restructuring costs	1,722	7,038	8,833	7,781
Stock-based compensation expense	7,446	5,556	14,134	11,213
Income tax on adjustments	(9,606)	(11,845)	(20,733)	(23,193)
Non-controlling interest on adjustments	(7,141)	(5,773)	(13,271)	(10,926)
Adjusted net earnings	$68,576	$61,950	$106,044	$102,577

	Three months ended		Six months ended
	June 30		June 30
(in US$)	2024	2023	2024	2023

Diluted net earnings (loss) per common share(1)	$0.73	$(0.14)	$0.99	$(0.57)
Interest on Convertible Notes, net of tax	-	0.01	-	0.04
Non-controlling interest redemption increment	0.48	0.59	0.33	0.77
Loss on disposal of operations	-	0.05	-	0.05
Amortization expense, net of tax	0.41	0.49	0.88	0.97
Gains attributable to MSRs, net of tax	(0.04)	(0.07)	(0.06)	(0.11)
Acquisition-related items	(0.36)	0.19	(0.37)	0.70
Restructuring costs, net of tax	0.02	0.11	0.14	0.12
Stock-based compensation expense, net of tax	0.12	0.08	0.22	0.19
Adjusted EPS	$1.36	$1.31	$2.13	$2.16

Diluted weighted average shares for Adjusted EPS (thousands)	50,479	47,422	49,671	47,442

(1) Amounts shown reflect the "if-converted" method's dilutive impact on the adjusted EPS calculation.

We believe that the presentation of Adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue and Adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve-month basis and represents the proportion of adjusted EBITDA that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long-term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions.

Free cash flow is defined as net cash flow from operating activities plus contingent acquisition consideration paid, less purchases of fixed assets, plus cash collections on AR Facility deferred purchase price less distributions to non-controlling interests. We use free cash flow as a measure to evaluate and monitor operating performance as well as our ability to service debt, fund acquisitions and pay dividends to shareholders. We present free cash flow as a supplemental measure because we believe this measure is a financial metric used by many investors to compare valuation and liquidity measures across companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating free cash flow may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net cash flow from operating activities to free cash flow appears below.

	Three months ended		Six months ended
	June 30		June 30
(in thousands of US$)	2024	2023	2024	2023

Net cash provided by (used in) operating activities	$141,189	$98,973	$3,574	$(33,595)
Contingent acquisition consideration paid	300	2,719	3,038	2,991
Purchase of fixed assets	(12,480)	(22,179)	(29,353)	(41,062)
Cash collections on AR Facility deferred purchase price	34,930	28,539	68,848	59,311
Distributions paid to non-controlling interests	(38,521)	(40,059)	(48,827)	(51,120)
Free cash flow	$125,418	$67,993	$(2,720)	$(63,475)

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

Recently adopted accounting guidance

Reference Rate Reform

The FASB has issued three ASUs related to reference rate reform. In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and in January 2021 the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope. With reference rates like the various tenors of the London Interbank Offered Rates (“LIBOR”) being discontinued between December 31, 2021 and June 30, 2023, a significant volume of contracts and other arrangements will be impacted by the transition required to alternative reference rates. The ASUs provides optional expedients and exceptions to reduce the costs and complexity of applying existing GAAP to contract modifications and hedge accounting if certain criteria are met. The standard is effective for a limited time for all entities through December 31, 2022. In December 2022, FASB issued ASU No. 2022-06 Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, with immediate effect, to defer the sunset date from December 31, 2022 to December 31, 2024, after which the entities will no longer be permitted to apply the relief in Topic 848. The Company has certain debt arrangements which may qualify for use of the practical expedients permitted under the guidance. The Company has evaluated and will continue to evaluate arrangements subject to rate reform and the options under the ASUs to facilitate an orderly transition to alternative reference rates and their potential impacts on its consolidated financial statements and disclosures.

Recently issued accounting guidance, not yet adopted

Improvements to Reportable Segment Disclosures

In November 2023, FASB issued ASU No. 2023-07 Improvements to Reportable Segment Disclosures. The amendments in this update improve financial reporting by requiring disclosure of incremental segment information on an interim and annual basis, primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted with retrospective application to all prior periods presented in the financial statements. The Company is currently assessing the impacts of this ASU on its disclosures for the year ended December 31, 2024.

Improvements to Income Tax Disclosures

In December 2023, FASB issued ASU No. 2023-09 Improvements to Income Tax Disclosures. The amendments in this update encourage transparency in income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disclosures. The amendments are effective for annual periods beginning after December 15, 2024 with early adoption permitted and should be applied on a prospective basis, however, retrospective application is permitted. The Company is currently assessing the impacts of this ASU on its disclosures.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. In December 2018 (amended in May 2022), the Company entered into interest rate swap agreements to convert the SOFR floating interest rate on $100.0 million of US dollar denominated debt into a fixed interest rate of 2.6026% plus the applicable margin. These swaps matured on April 30, 2023.

In July and December 2022, the Company entered into similar interest rate swap agreements (the “2022 IRS”) to hedge an additional $150.0 million and $250.0 million of US dollar borrowings under the Revolving Credit Facility at fixed interest rates of 2.8020% and 3.5920%, respectively. In April 2023 and December 2023, the Company entered into another similar swap agreement (the “2023 IRS”) to hedge an additional $100.0 million and $100.0 million of US dollar borrowings under the Revolving Credit Facility at a fixed interest rate of 3.7250% and 4.000%, respectively. The 2022 IRS and 2023 IRS have a maturity of May 27, 2027. The swaps are measured at fair value on the consolidated balance sheet. Gains or losses on the 2022 IRS and 2023 IRS, which are determined to be effective as hedges, are reported in other comprehensive income.

Financial instruments involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. If we have financial instruments outstanding and such events occur, our results of operations and financial position may be adversely affected.

Transactions with related parties

As at June 30, 2024, the Company had $2.9 million of loans receivable from shareholders of subsidiaries (December 31, 2023 - $2.8 million). The majority of the loans receivable represent amounts to finance the sale of non-controlling interests in subsidiaries to senior managers. The loans are of varying principal amounts and interest rates which range from nil to 7.4%. These loans are due on demand or mature on various dates up to 2032 but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 48,951,182 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 2,999,250 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at June 30, 2024. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at June 30, 2024.

Changes in internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at June 30, 2024, our internal control over financial reporting was effective.

During the three months ended June 30, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Legal proceedings

There are no legal proceedings to which Colliers is a party to, or in respect of which, any of the property of Colliers is the subject of, which is or was material to Colliers during 2024, and Colliers is not aware of any such legal proceedings that are contemplated. In the normal course of operations, Colliers is subject to routine immaterial claims and litigation incidental to its business. Litigation currently pending or threatened against Colliers includes disputes with former employees and commercial liability claims related to services provided by Colliers. Colliers believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form:

•	Economic conditions, especially as they relate to rising interest rates, commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.
•	Rising inflation and its impact on compensation costs, hiring and retention of talent, and the Company’s ability to recover costs from our clients.
•	Political conditions, including political instability, any outbreak or escalation of hostilities, elections, referenda, trade policy changes, immigration policy changes and terrorism and the impact thereof on our business.
•	Commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for transactions.
•	The effect of significant movements in average capitalization rates across different property types.

•	A change in or loss of our relationship with US government agencies.
•	Defaults by borrowers on loans originated under the Fannie Mae DUS Program.
•	A reduction by clients in their reliance on outsourcing for their commercial real estate needs.
•	Competition in the markets served by the Company.
•	The impact of changes in the market value of assets under management on the performance of our Investment Management business.
•	A decline in our ability to fundraise in our Investment Management operations, or an increase in redemptions from our perpetual funds and separately managed accounts.
•	A decline in our ability to attract, recruit and retain talent.
•	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	The effect of increases in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses.
•	A decline in our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Disruptions, cyber attacks or security failures in our information technology systems, and our ability to recover from such incidents.
•	The ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Changes in climate and environment-related policies that directly impact our businesses.
•	Changes in government laws and policies at the federal, state/provincial or local level that directly impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2023, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.